

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2022

Yaacov Nagar
Chief Executive Officer
374Water Inc.
701 W. Main Street, Suite 410
Durham, NC 27701

> **Re: 374Water Inc.**
>   **Registration Statement on Form S-3**
>   **Filed December 22, 2022**
>   **File No. 333-268942**

Dear Yaacov Nagar:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Patrick Fullem at (202) 551-8337 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Damian Georgino